

June 7, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Franco Baseotto
Chief Financial Officer
Foster Wheeler AG
80 Rue de Lausanne
CH 1202 Geneva, Switzerland 6340

> **RE:** **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 24, 2010**
> **File No. 001-31305**

Dear Mr. Baseotto:

     We have completed our review of your filings and do not have any further comments at this time.

     Sincerely,

     Rufus Decker
     Accounting Branch Chief